Corresp


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


 Response to March 2, 2007 Letter Requesting Supplemental Information regarding
                                   Form 20-F

                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F__X__        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes____               No__X__

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                  Exhibit Index
                                  -------------


1. Letter to SEC 3-14-07

                                     EXHIBIT
                                     -------


Cecilia D. Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20005

     Re:  SGL Carbon Aktiengesellschaft
          Form 20-F for the fiscal year ended December 31, 2005
          File No. 1-14398
          Letter dated March 2, 2007

Dear Ms. Blye:

With reference to your letter to Mr. Robert Koehler, dated March 2, 2007, we would like to respond as follows:

You referred to the third paragraph of our response to your comment 1 and asked us to describe to you with greater specificity the types of ordinary industrial commodities and services to which we referred.

The industrial commodities we made reference to are products of our core business, namely graphite electrodes. Graphite electrodes are used for electric arc furnace steelmaking (electronic arc furnace steelmaking operations are commonly referred to as "mini-mills", because their production capacity is generally smaller than that of blast furnace/basic oxygen furnace steelmaking facilities). Graphite electrodes act as conductors of electricity in the furnace, generating sufficient heat to melt scrap metal or other material used to produce steel. In addition to the sale of graphite electrodes, we provide ancillary services, such as monitoring of electric arc furnaces and performance analyses.

Should you or the Office of Global Security Risk have any questions or need additional information, please contact Christian Schwarz, at SGL Carbon AG, Rheingaustrasse 182, 65203 Wiesbaden, Tel: +49 611 6029 235.

     Sincerely yours,

SGL Carbon AG



Helmut Muhlbradt                    Christian Schwarz
General Counsel                     Legal Counsel

cc:   Jack Guggenheim
      Office of Global Security Risk

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 SGL CARBON Aktiengesellschaft


Date: March 14, 2007                             By:    /s/ Robert J. Kohler
                                                        ------------------------
                                                 Name:  Robert J. Koehler
                                                 Title: Chairman of the Board of
                                                        Management


                                                 By:    /s/ Sten Daugaard
                                                        ------------------------
                                                 Name:  Mr. Sten Daugaard
                                                 Title: Member of the Board of
                                                        Management